April, 2016

The **InfiniteVR** concept was created by a passionate entrepreneur and veteran angel investor at a dinner in **Guangzhou, China.**


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Sep, 2016

The idea transformed into a plan and was executed rapidly with three pilot locations in Texas, which were chosen according to their diverse demographics and socio-economic status.


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First Location
Barton Creek Square Mall, Austin, Texas


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Second Location
South Park Mall, San Antonio, Texas

Dec, 2016

First franchise location opened in Dallas, Texas.


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Galleria Mall - Dallas, Texas

End of 2016 Financials (Sep to Dec)


Franchisee Revenue
25K
Total Brand Revenue
281K
Corporate Revenue
256K
%7.2
Net Profit

Total Corporate Location : 4
Total Franchisee Location : 1

End of 2016 - Financials



$300K
$280K
$260K
$240K
$220K
$200K
$180K
$160K
$140K
$120K
$0
$25K
$256K
Brand Revenue
Corporate Revenue
Franchise Revenue

Total Brand Location : 1
Total Franchise Location : 4

April, 2017

As a first-time attendee at one of the most acclaimed trade fairs in Vegas, InfiniteVR received interest beyond expectations.

As a result of such exceedingly success, we opened our first out-of-state franchise in Nashville, TN and Miami, FL.


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Fragrance Outlet
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Opry Mills Mall - Nashville, TN


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Sawgrass Mills Mall - Miami, FL

May, 2017

Well-planned regional expansion executed perfectly and timely in Texas State.

After regional expansion, InfiniteVR became the largest VR company in the shopping mall industry.


Woodlands
Mall Houston
Willowbrook Mall
Houston
Baybrook Mall
Houston
Deerbrook Mall
Houston
First Colony
Mall Houston
PhotoGrid
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VR


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Aug, 2017

Hurricane Harvey hit us hard, it was shocked and unexpected however InfiniteVR management team took necessary actions and instead of stepping back, we took action forward smartly.

Crisis are the platforms for the good management teams to show some talent to lead their brand to right directions.





Oct, 2017

InfiniteVR started a national expansion and opened many locations in the USA such as New York, New Jersey, Ohio, Oregon, Wisconsin, Minnesota, Iowa, Idaho, Louisana, and Kentucky.

InfiniteVR became the only VR company in United States to hold accounts with three biggest shopping mall development companies.


Minnesota
Oregon
Wisconsin
New York
Idaho
New Jersey
Iowa
Ohio
Kentucky
Louisana

Expansion Map

End of 2017 - Financials



Franchisee Revenue
1.1M
Total Brand Revenue
2.6M
Corporate Revenue
1.5M
%7
Net Profit


$3m
$2.5m
$2.0m
$1.5m
$1.0m
$500K
$300K
$250K
$100K
$50K
$0
$2.6m
$1.1m
$1.5m
925%
$281K
$25K
$256K
Total Brand Revenue - 2016 (Sep to Dec)
Total Brand Revenue - 2017
Corporate Revenue
Franchisee Revenue

Total Corporate Location : 14
Total Franchisee Location : 12

April, 2018

InfiniteVR completed the national expansion plan in time as agreed with other parties.

Considering the short time we had and the Harvey situation, it was definitely one of the most satisfying successes in company history.

For the reminder of 2018, InfiniteVR continued to grow at a slower pace due to stabilization efforts.


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Nov, 2018

Our first out-of-country free agent location opened in Istanbul, Turkey.

End of 2018 - Financials



Franchisee Revenue
1.07M
Total Brand Revenue
3.05M
Corporate Revenue
1.98M
%5
Net Profit



$3.5m
$3.0m
$2.5m
$2.0m
$1.5m
$1.0m
$500K
$300K
$250K
$100K
$0
$281K
$25K
$256K
925%
$2.6m
$1.1m
$1.5m
17.31%
$3.05m
$1.07m
$1.98m
Total Brand Revenue - 2016 (Sep to Dec)
Total Brand Revenue - 2017
Total Brand Revenue - 2018
Corporate Revenue
Franchisee Revenue

Total Corporate Location : 19
Total Franchisee Location : 10
Total Free Agent: 2

Jan, 2019

InfiniteVR management made a critical decision and set all not corporately owned locations available for interested buyers.

We took that decision to be able to focus more on what is next for the brand and to spend less time with day-to-day retail operations.



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March, 2019

Our increasing brand awareness attracted a well-established retail company in Mexico and InfiniteVR opened two out of country free agent locations in Guadalajara, Mexico, and Querétaro, Mexico.

July, 2019


VR

Our Seattle, WA location opened after a long delay due to intricate city regulations.

Nonetheless, InfiniteVR is the only VR company in shopping malls that has satisfied all regulations and successfully passed all inspections in the city of Seattle.



Aug, 2019

InfiniteVR opened its first mobile location in Portland Oregon.

Nov, 2019

Our conscientious work had been recognized by an investment group from Southern China and we were selected to attend an elite symposium where we presented InfiniteVR and InfiniteVR 2.0.

Following successful meetings, we signed LOI and MOU with one of the largest investment groups in China; aiming to elevate infinite VR an entirely global firm.


CONTRACT

End of 2019 - Financials


Corporate Revenue
1.08M
%6
Net Profit
Total Brand Revenue
3.2M
Franchisee Revenue
2.2M



$3.5m
$3.0m
$2.5m
$2.0m
$1.0m
$750K
$500K
$300K
$250K
$100K
$0
$281K
$25K
$256K
925%
$2.6m
$1.1m
$1.5m
17.31%
$3.05m
$1.07m
$1.98m
5%
$3.2m
$2.2m
$1.08m
Total Brand Revenue - 2016 (Sep to Dec)
Total Brand Revenue - 2017
Total Brand Revenue - 2018
Total Brand Revenue - 2019

Total Corporate Location : 2
Total Franchisee Location : 27
Total Free Agent: 6

Corporate Revenue
Franchisee Revenue

Feb, 2020

While preparing for our new project, demand for Infinite VR 1.0 continues to increase.
We are proud to confirm our first location has been signed for in the State of California at Galleria Tyle Mall, in Riverside City.

In addition to our classic franchise model, we successfully added three free agents in university campuses who will allow students and visitors the opportunity to #realizethefuture.




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April, 2020

Right after the Covid-19 ban lifting in China, InfiniteVR was presented on an online platform by the investment group we are working with.

In two weeks, **584 potential franchisees** signed up to engage in online meetings with us in order to learn more about InfiniteVR.

Additionally, InfiniteVR has been invited to attend an offline symposium on **October 2020 in Beijing**, where **5000** accelerated investors will be participating.



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